UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Sunnoo, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    November 10, 2021

Physical Address of Issuer:

406 Roundtree Place, Bldg. 420, Las Cruces, NM 88011

Website of Issuer:

https://www.sunnoo.co

Current Number of Employees:

1

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$201.42	$5,148
Cash & Cash Equivalents	$201.42	$2,109
Accounts Receivable	$0	$0
Short-term Debt	$0	$217
Long-term Debt	$2,632.83	$5,148
Revenues/Sales	$29,362.42	$0
Cost of Goods Sold	$54,139.44	$39,777
Taxes Paid	$0	$0
Net Income	$(24,777.02)	$(39,777)

Sunnoo, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Sunnoo, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF(§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://sunnoo.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan, " "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein and therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Sunnoo, Inc. (the "Company") is a Delaware Corporation formed on November 10, 2021.

The Company is located at 406 Roundtree Place, Bldg. 420, Las Cruces, NM 88011.

The Company's website is https://sunnoo.co.

The information available on or through our website is not a part of this Form C-AR.

The Business

Sunnoo, Inc. provides a solar EV charging solution for electric vehicle users that liberates them from grid dependence and offers accessible charging anywhere.

RISK FACTORS

Risks Related to the Company's Business and Industry

1.Market Demand:

Our future growth and success are dependent upon consumers' demand for electric vehicles in an automotive industry that is generally competitive, cyclical and volatile. Though we continue to see increased interest and adoption of electric vehicles, if the market for electric vehicles in general and in particular does not develop as we expect, develops more slowly than we expect, or if demand for electric vehicles decreases in our markets or electric vehicles compete with each other, our business, prospects, financial condition and operating results may be harmed. In addition, electric vehicles still constitute a small percentage of overall vehicle sales. As a result, the market for electric vehicles could be negatively affected by numerous factors, such as: •perceptions about electric vehicle features, quality, safety, performance and cost; •perceptions about the limited range over which electric vehicles may be driven on a single battery charge, and access to charging facilities; •competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fueleconomy internal combustion engine vehicles; •volatility in the cost of oil, gasoline and energy; •government regulations and economic incentives and conditions; and •concerns about our future viability.

2. Standardization Risk:

The electric vehicle sector is experiencing rapid growth and technological advancement with advancements in battery technology, vehicle design, and charging infrastructure, the industry is constantly evolving. This rapid pace of change can make it challenging for standards bodies and regulators to keep up. As the EV market expands, there's an increasing need for standardized protocols and infrastructure to ensure interoperability and compatibility among different EV models and charging stations. Standardization is essential for creating a seamless experience for EV owners, enabling them to charge their vehicles at any charging station without compatibility issues. At present, the EV industry lacks universal standards for charging protocols, connector types, and communication interfaces. This lack of standardization can lead to fragmentation within the industry, with different manufacturers and stakeholders adopting proprietary technologies or competing standards. Without common standards in place, there's a risk of incompatibilities arising between EVs and charging stations from different manufacturers.

3. Electrical Safety Regulations:

Charging station companies must comply with electrical safety regulations to ensure the safe installation, operation, and maintenance of charging infrastructure. This includes adherence to standards such as the National Electrical Code (NEC) in the United States. Compliance with these regulations helps prevent electrical hazards such as electric shock, fire, and equipment malfunction. Electric vehicle batteries contain hazardous materials such as lithium-ion, nickel-metal hydride, or lead-acid, which require proper handling and disposal to prevent environmental contamination and human health risks. Charging station companies must adhere to regulations governing the handling, storage, transportation, and disposal of hazardous materials, including compliance with labeling requirements, spill prevention measures, and waste management protocols. Charging station companies are responsible for managing various types of waste generated during the installation, maintenance, and decommissioning of charging infrastructure. This includes waste such as packaging materials, electronic components, batteries, and other hazardous materials. Compliance with waste disposal regulations involves proper segregation, recycling, treatment, and disposal of waste streams in accordance with applicable laws and regulations.

4. Unfavorable User and Venue Operator Adoption, and Competition.

There are a number of EV charging station operators and listing services for EV charging stations that are operating today and which are substantially larger than the Company. While our business model is predicated on improving user access to electricity grid points and complementing and improving the operations of existing charging station operators, these operators may not be agreeable to work with us. While we believe that our service concept of crowd-sourced reservable charging stations comprised of both hardware and software is unique and that the market opportunity for creating an EV charging network of millions of charging stations quickly is achievable there is no guarantee that users will embrace our concept or would prefer our service to those of existing charging companies.

5. Technology risk:

Technological advancements and the pace of innovation also present risks. The EV industry is rapidly evolving, with continuous improvements in battery technology, charging speeds, and energy efficiency. Companies specializing in EV charging stations must invest heavily in research and development to keep pace with these advancements. Failure to innovate or adopt new technologies could result in obsolescence, rendering existing infrastructure less competitive or even redundant. Additionally, the integration of new technologies can be costly and complex, potentially leading to implementation challenges and unforeseen expenses.

6. Third parties might infringe upon our technology, trademark, or other proprietary rights, or think we are infringing upon their rights.

We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

7. Start-up investing is risky:

Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

8. Any valuation at this stage is difficult to assess:

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

9. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

10. We are dependent on general economic conditions:

Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.

11. Our management may not be able to control costs in an effective or timely manner:

The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.

12. Our future growth depends on our ability to develop and retain customers:

Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

13. Our ability to succeed depends on how successful we will be in our fundraising efforts:

We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.

14. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us:

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. A pandemic may drive more people to use our virtual services, especially if travel and social activities are restricted in an attempt to limit the spreading of a virus. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

15. Your shares are not easily transferable:

You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.

16. The Company likely will not pay dividends for the foreseeable future:

Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase Securities in the offering.

17. You may only receive limited ongoing disclosure:

While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

18. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO):

If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

19. Future fundraising may affect the rights of investors:

The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

20. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

21. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

22. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

23. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. 24. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations

on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

25. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

26. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

27. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

28. There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

29. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF INVESTMENT.

BUSINESS

Description of the Business

Sunnoo, Inc. is a solar power EV charging solution for electric vehicles.

The Company conducts business in New Mexico and sells products through the internet throughout the United States.

Business Plan

Sunnoo, Inc.'s mission is to get a significant number of pilot chargers in customers hands, validate product reliability estimates and provide proof points for customers. With additional revenue, the Issuer aims to enable fast tract outfitting for a New Mexico based facility, develop local subcontractor relationships, and purchase parts and supplies to build 8-10 pilot units, which would accelerate development and durability in New Mexico and beyond.

The Company's Products and/or Services

Product / Service	Description	Current Market
Solar EV Charger	Patented solar EV charging solution engineered for rapid deployment and streamlined components for unmatched reliability and accessibility	Electric automotive industry

Competition

Sunnoo, Inc.'s competition consists of other types of alternative fuel vehicles, plug in hybrid electric vehicles and high fuel economy internal combustion engine vehicles.

Customer Base

Sunnoo, Inc.'s customer base includes electric vehicle owners and drivers.

Supply Chain

The Company manufactures all products at its headquarters in New Mexico. It obtains suppliers from domestic and foreign suppliers, although it uses domestic suppliers whenever possible. The Company does have access to alternative suppliers should supply chain issues arise, although, certain components may require a specialized supplier, of which there may be few.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 12,199,551 B2	SOLAR PANEL TURRET APPARATUS	Utility Patent	April 18, 2023	January 14, 2025	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company [Include Dates]	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Chris Langathianos	Chief Marketing Officer (November 2021 – Present)	VP of Brand Strategy at Brandigo (August 2019 – Present). As VP of Brand Strategy at Brandigo, Chris is responsible for market research and analysis; B2B and B2C brand development and marketing. Chief Marketing Officer of Sunnoo, Inc. (November 2021 – Present).	BS in business and marketing from University of Massachusetts Lowell

		As Chief Marketing Officer, Chris is responsible for Marketing, brand development, Business strategy, fundraising, operational strategy	
Martin Gero	Chief Technology Officer (November 2021 – Present)	Chief Technology Officer at Sunnoo, Inc (November 2021 – Present) As Chief Technology Officer, Martin is responsible for Product Development, R&D, manufacturing, engineering, Business strategy, fundraising, operations	Some college
Seth McNally	Chief Executive Officer (November 2021 – Present)	President of ME Productions Corp (May 2018 – Present) As President of ME Productions Corp, Seth is responsible for Consulting, programming, operations Founder of Northlands Live, LLC (November 2022 – Present) As Founder of Northlands Live, LLC, Seth is responsible for Operations, Programming, Marketing, budgeting/finance Chief Executive Officer of Sunnoo, Inc. (November 2021 – Present). As Chief Executive Officer of Sunnoo, Inc., Seth is responsible for Business strategy, fundraising, operational strategy, budgeting/finance	Some college

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 12,000,000 shares of common stock of which 10,975,000 are issued and outstanding, par value $0.0001 per share (the "**Common Stock**") . As of the date of this filing 10,975,000 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,975,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Voting and superior anti-dilution rights
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	82%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Common Options
Amount Outstanding	2,000,000
Voting Rights	Yes
Anti-Dilution Rights	No
Material Terms	Restrictions on transfer and no anti-dilution rights
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	18%

Outstanding Debt

As of the date of this Form C, the Company does not have outstanding debt.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Martin Gero	4,525,000 shares of Common Stock	41%
Seth McNally	2,925,000 shares of Common Stock	27%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of March 31, 2025 the Company had an aggregate of $30,000 in cash and cash equivalents, leaving the Company with approximately 2 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company applies for grants, which, if granted may provide additional sources of income.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

None other than issuances to founders and from the employee option pool.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the

Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

LEGAL MATTERS

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/[] _____
(Signature)

Seth McNally
(Name)

Chief Executive Officer and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/[] _____
(Signature)

Seth McNally
(Name)

Chief Executive Officer and Director
(Title)

4/30/2025
(Date)

/s/ _____
(Signature)

Christopher Langathianos
(Name)

President and Director
(Title)

4/30/2025
(Date)

DocuSigned by:

/s/ _____ martin gero

0BCAD1BAC324460...

(Signature)

Martin Gero

(Name)

Chief Technology Officer and Director

(Title)

4/30/2025

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, Seth McNally, the Chief Executive Officer of Sunnoo, Inc., certify that the financial statements of Sunnoo, Inc. included in the Form are true and complete in all material respect.

Seth McNally, Chief Executive Officer

SUNNOO, INC.

FINANCIAL STATEMENTS

For the Years Ended December 31, 2023 and 2022

SUNNOO, INC.
For the Years Ended December 31, 2023 and 2022

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board of Directors
Sunnoo, Inc.
Las Cruces, New Mexico

We have reviewed the accompanying consolidated financial statements of Sunnoo Inc. (a Corporation), which comprise of the balance sheets as of December 31, 2023 and 2022, and the related statements of income, stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review consists of primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Sunnoo Inc., and to meet our other ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with with accounting principles generally accepted in the United States of America.

Beasley, Mitchell & Co. LLP
Beasley, Mitchell & Co., LLP
Las Cruces, NM
May 16, 2024

509 S. Main, Suite A, PO Drawer 550, Las Cruces NM 88004
7500 Jefferson St NE Suite 100, Albuquerque, NM 87109
Telephone 575.528.6700 | 505.371.2100 | 575.528.6775


AICPA
GAQC Member


AICPA
EBPAQC Member


CPAmerica
Member / Crowe Global

SUNNOO, INC.
BALANCE SHEET
December 31, 2023 and 2022

ASSETS

	2023	2022
CURRENT ASSETS		
Cash and cash equivalents	$ 2,109	$ 1,649
TOTAL CURRENT ASSETS	2,109	1,649
PROPERTY, PLANT & EQUIPMENT, net (Note 2)	3,039	-
TOTAL ASSETS	$ 5,148	$ 1,649

LIABILITIES AND STOCKHOLDERS' EQUITY

	2023	2022
STOCKHOLDERS' EQUITY		
Common stock	800	800
Additional paid-in capital	147,776	104,500
Accumulated deficit	(143,428)	(103,651)
TOTAL STOCKHOLDERS' EQUITY	5,148	1,649
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,148	$ 1,649

See independent accountants' review report and accompanying notes.

SUNNOO, INC.
STATEMENT OF INCOME (LOSS)
For the Years Ended December 31, 2023 and 2022

	2023	2022
REVENUES	$ -	$ -
COST OF REVENUE	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
Selling, general and administrative	39,560	103,651
Depreciation and amortization	217	-
Total operating expenses	39,777	103,651
LOSS FROM OPERATIONS	(39,777)	(103,651)
NET LOSS	$ (39,777)	$ (103,651)

See independent accountants' review report and accompanying notes.

SUNNOO, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2023 and 2022

| | Common Stock | | Additional Paid-in | Accumulated | |
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2022	8,000,000	$ 800	$ -	$ -	$ 800
Shareholder funding	-	-	104,500	-	104,500
Net loss - 2022	-	-	-	(103,651)	(103,651)
Balance, January 1, 2022	8,000,000	800	104,500	(103,651)	1,649
Shareholder funding	-	-	43,276	-	43,276
Net loss - 2023	-	-	-	(39,777)	(39,777)
Balance, December 31, 2023	8,000,000	$ 800	$ 147,776	$ (143,428)	$ 5,148

See independent accountants' review report and accompanying notes.

- 5 -

SUNNOO, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and 2022

		2023		2022
CASH FLOWS FROM OPERATING ACTIVITIES:				
NET LOSS	$	(39,777)	$	(103,651)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES:				
Depreciation and amortization		217		-
TOTAL ADJUSTMENTS		217		-
NET CASH USED BY OPERATING ACTIVITIES		(39,560)		(103,651)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of property and equipment		(3,256)		-
Shareholder investments		43,276		105,300
NET CASH PROVIDED BY INVESTING ACTIVITIES		40,020		105,300
NET INCREASE IN CASH AND CASH EQUIVALENTS	$	460	$	1,649
CASH AND CASH EQUIVALENTS, beginning of year		1,649		-
CASH AND CASH EQUIVALENTS, end of year	$	2,109	$	1,649

See independent accountants' review report and accompanying notes.

SUNNOO, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

1. NATURE OF OPERATIONS

Sunnoo, Inc. (the "Company") is a developer of various solar energy systems with a focus in solar electric vehicle charging stations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The Financial Accounting Standards Board (FASB) establishes GAAP, which are contained in the Accounting Standards Codification (ASC).

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers, which, among other things, requires entities to assess the products or services promised in contracts with customers at contract inception to determine the appropriate amount at which to record revenue, which is referred to as a performance obligation. Revenue is recognized when control of the promised products or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for the products or services.

Revenue is recognized based on the following five-step model in accordance with ASC 606, Revenue from Contracts with Customers:

- Identification of the contract with a customer

- Identification of the performance obligations in the contract

- Determination of the transaction price

- Allocation of the transaction price to the performance obligations in the contract

- Recognition of revenue when, or as, the Company satisfies a performance obligation

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company considers all highly liquid investments acquired with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates market value, because of the short maturity of these instruments.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost at the date of acquisition or construction. Maintenance and repairs are charged to expense as incurred. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are reduced, any gain or loss is included in operations. The Company's threshold for capitalization is $2,500.

Income Taxes

The Company is a corporation that has elected to be taxed as a C Corporation. Deferred income taxes are provided for timing differences in reporting income for financial statement and tax purposes arising from differences in the methods in accounting for depreciation and overall accounting method as the Company is a cash basis tax payer. Accelerated depreciation is used for tax reporting and straight-line depreciation is used for financial statement reporting.

Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates. The company has elected to adopt Accounting Standards Update (ASU) No. 2015-17, Balance Sheet Classification of Deferred Taxes, which simplifies the classification of deferred taxes as non-current assets and liabilities on the balance sheet. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provisions for income taxes.

The Company has adopted ASC 740-10 as it related to uncertain tax positions. For the years ended December 31, 2023 and 2022 the Company had no material uncertain tax positions to be accounted for in the financial statements. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest and penalty expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The Company's evaluations on December 31, 2023 and 2022 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2022 through 2023 tax years remain subject to examination by the IRS. In addition, the 2022 through 2023 tax years remain subject to examination by the states of New Mexico and Delaware. The Company does not believe that any reasonable possible changes will occur within the next twelve months that will have a material impact on the financial statements.

The Company has generated a net loss for the years ending December 31, 2023 and 2022 and has recorded no current income tax provision.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2023 and 2022 were $2,651 and $83 respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date. Such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

SUNNOO, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2023 and 2022

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (continued)

- Level 2 - Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 - Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Subsequent Events

Management has evaluated subsequent events through May 16, 2024, the date the financial statements were available to be issued.

3. STOCKHOLDERS' EQUITY

Common Stock

The Company has authorized for issuance up to 8,000,000 shares of common stock with $0.001 par value. As of December 31, 2023 and 2022, there were 8,000,000 shares issued and outstanding. The common stock is subject to certain restrictions as to sale or transfer.

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2023	2022
Equipment	$ 3,256	$ -
Accumulated depreciation	(217)	-
	$ 3,039	$ -

See independent accountants' review report.

4. PROPERTY AND EQUIPMENT (CONTINUED)

Depreciation expense relating to the Company's property and equipment was $217 and $0 for the years ended December 31, 2023 and 2022 respectively.



Tax Savvy Pros, LLC
508 Majorca Loop
Myrtle Beach, SC 29579
843-829-0043
hello@taxsavvypros.com
04/28/2025

To Whom It May Concern:

We hereby attest that the financial statements for Sunnoo, Inc. for the period ending December 31, 2024 have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) to the best of our ability, based on the financial information and documentation provided to us.

While every effort has been made to ensure the accuracy and completeness of these financials, the quality of the final product is inherently dependent on the accuracy and completeness of the records supplied by the client.

Should you have any questions or require further clarification, please feel free to contact us.

Sincerely,

Meagan Hernandez

Meagan Hernandez
Owner
Tax Savvy Pros, LLC

Sunnoo, Inc

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
CAP ONE 7417	190.20
Novo 4712	11.22
Total Bank Accounts	**$201.42**
Total Current Assets	**$201.42**
Fixed Assets	
Equipment	2,431.41
Total Fixed Assets	**$2,431.41**
TOTAL ASSETS	**$2,632.83**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Investor Contribution	15,000.00
Opening Balance Equity	2,109.85
Owner's Contribution	10,300.00
Retained Earnings	
Net Income	-24,777.02
Total Equity	**$2,632.83**
TOTAL LIABILITIES AND EQUITY	**$2,632.83**

Sunnoo, Inc

Profit and Loss

January - December 2024

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	3,266.94
Business licenses	835.00
Contract & professional fees	35.00
Contract labor	4,700.00
Contributions to charities	52.50
Entertainment	63.87
Equipment rental	145.24
Fundraiser Platform Deposit	5,000.00
General business expenses	864.71
Bank fees & service charges	38.85
Memberships & subscriptions	35.10
Total General business expenses	**938.66**
Insurance	541.00
Legal & accounting services	4,381.96
Meals	42.54
Office expenses	
Office supplies	848.16
Shipping & postage	326.95
Small tools & equipment	1,566.38
Software & apps	3,376.35
Total Office expenses	**6,117.84**
Parts	1,729.53
Rent	11,200.00
Supplies	
Supplies & materials	13,352.90
Total Supplies	**13,352.90**
Travel	
Hotels	179.85
Vehicle rental	1,142.23
Total Travel	**1,322.08**
Utilities	
Internet & TV services	120.00
Phone service	294.38
Total Utilities	**414.38**
Total Expenses	**$54,139.44**
NET OPERATING INCOME	**$ -54,139.44**

Sunnoo, Inc

Profit and Loss

January - December 2024

	TOTAL
Other Income	
NM Grant Reimbursement	29,991.85
Total Other Income	**$29,991.85**
Other Expenses	
Vehicle expenses	
Vehicle gas & fuel	492.39
Vehicle repairs & maintenance	137.04
Total Vehicle expenses	**629.43**
Total Other Expenses	**$629.43**
NET OTHER INCOME	**$29,362.42**
NET INCOME	**$ -24,777.02**